UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PTGi HOLDING, INC.
 (Name of Issuer)

Common Stock, $0.001 par value per share
 (Title of Class of Securities)

74443P104
 (CUSIP Number)

December 31, 2013
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]           Rule 13d-1(b)

[     ]           Rule 13d-1(c)

[ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No.: 74443P104	Page 2 of 9 Pages

1.	Names of Reporting Persons. WARBERG ASSET MANAGEMENT LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,924,956.86
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,924,956.86
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,924,956.86
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 12.0%
12.	Type of Reporting Person IA

CUSIP No.: 74443P104	Page 3 of 9 Pages

1.	Names of Reporting Persons. DANIEL I. WARSH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	15,158.65
	6.	Shared Voting Power	1,924,956.86
	7.	Sole Dispositive Power	15,158.65
	8.	Shared Dispositive Power	1,924,956.86
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,940,115.51
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 12.1%
12.	Type of Reporting Person IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

PTGi Holding, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

460 Herndon Parkway, Suite 150, Herndon, VA 20170

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Warberg Asset Management LLC (“Warberg”);

ii)	Daniel I. Warsh (“Mr. Warsh”).

This Statement relates to Shares (as defined herein) held for the accounts of MJ Fil Investments LLC, Option Opportunities Co., Serenity Now LLC, Warberg Opportunistic Trading Fund LP, Warberg WF II LP and Warberg WF I LP (collectively, the “Warberg Funds”).  Warberg serves as investment manager to each of the Warberg Funds.  Mr. Warsh is a managing member and the control person of Warberg.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 716 Oak Street, Winnetka, IL60093.

Item 2(c).	Citizenship:

i)	Warberg is a Delaware limited liability company;

ii)	Mr. Warsh is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

74443P104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 5 of 9 Pages
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2013, Warberg may be deemed the beneficial owner of 1,924,956.86 Shares held for the account of the Warberg Funds.  This amount includes 112,247 Shares and 413,274 Class A warrants that Warberg has the right to exercise, at a current exercise rate of 1 warrant to 4.386218 Shares, into 1,812,709.86 Shares.

As of December 31, 2013, Mr. Warsh may be deemed the beneficial owner of the 1,940,115.51 Shares, which includes the 1,924,956.86 Shares beneficially owned by Warberg, plus an additional 2,000 Shares and 3,000 Class A warrants that Mr. Warsh has the right to exercise, at a current exercise rate of 1 warrant to 4.386218 Shares, into 13,158.65 Shares.

Item 4(b)	Percent of Class:

As of December 31, 2013, Warberg may be deemed the beneficial owner of approximately 12.0% of Shares outstanding and Mr. Warsh may be deemed the beneficial owner of approximately 12.1% of Shares outstanding.  (There were 14,218,823 Shares outstanding as of October 31, 2013, according to the Issuer’s quarterly report on Form 10-Q, filed November 8, 2013.  Warberg may be deemed the beneficial owner of 1,812,709.86 Shares upon exercise of 413,274 Warrants, and Mr. Warsh may be deemed the beneficial owner of 1,825,868.51 Shares upon exercise of 416,274 Warrants. Pursuant to Rule 13d-3(d)(1)(i)(D), such Shares have been added to the Issuer's number of Shares outstanding for the purpose of calculating the beneficial ownership percentage herein, for a total of 16,031,532.86 Shares outstanding for purposes of calculating the beneficial ownership percentage for Warberg, and 16,044,691.51 Shares outstanding for purposes of calculating the beneficial ownership percentage for Mr. Warsh.)

Item 4(c)	Number of Shares as to which such person has:

Warberg
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,924,956.86
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,924,956.86

Mr. Warsh
(i) Sole power to vote or direct the vote:	15,158.65
(ii) Shared power to vote or direct the vote:	1,924,956.86
(iii) Sole power to dispose or direct the disposition of:	15,158.65
(iv) Shared power to dispose or direct the disposition of:	1,924,956.86

Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosures in Items 2 and 4 herein.  Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by Warberg.  Such interest of Option Opportunities Co. relates to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
WARBERG ASSET MANAGEMENT LLC

By:	/s/ Daniel I. Warsh
Daniel I. Warsh, Managing Member

DANIEL I. WARSH

/s/ Daniel I. Warsh

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of PTGi Holding, Inc. dated as of February 14, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2014
WARBERG ASSET MANAGEMENT LLC

By:	/s/ Daniel I. Warsh
Daniel I. Warsh, Managing Member

DANIEL I. WARSH

/s/ Daniel I. Warsh